PROPANC BIOPHARMA, INC.

6 Butler Street, Camberwell

VIC, 3124 Australia

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Office of Life Sciences

Attn: Courtney Lindsay and Joe McCann

Re:	Propanc Biopharma, Inc.
Preliminary Information Statement on Schedule 14C
Filed July 2, 2020
File No. 000-54878

Dear Mr. Lindsay and Mr. McCann,

By letter dated July 16, 2020, the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Propanc Biopharma, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Preliminary Information Statement on Schedule 14C (File No. 000-54878) filed with the Commission on July 16, 2020. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses. Changes will be reflected in Amended Preliminary Information Statement on Schedule 14C (the “Amendment”), which the Company intends to file on or about the date hereof.

1. We note that in response to our prior comment 1 you state that the company will continue to be authorized to issue a total of 1 billion shares of common stock. However, we also note that Exhibit A states that the company will be authorized to issue 10 billion shares of common stock. We also note that your current certificate of incorporation, as amended on June 11, 2019 and filed with a Form 8-K on June 21, 2019, states that the number of authorized shares of common stock is 100 million. Please clarify your disclosures throughout your information statement, including Exhibit A, as necessary.

Response: On March 13, 2020, the Company filed an amendment to its Certificate of Incorporation (the “Charter Amendment”) to increase the authorized number of the Company’s common stock to one billion (1,000,000,000). The Charter Amendment will be included as an exhibit to the Company’s upcoming Form 10-K for the Company’s fiscal year ending on June 30, 2020. In connection with the reverse stock split, the Company’s authorized common stock will remain at one billion. The Company has updated Exhibit A of the Amendment to reflect this.

Thank you for your assistance in reviewing this filing. Please feel free to contact me at +61-03-9882-6723.

Very Truly Yours,

/s/ James Nathanielsz

James Nathanielsz
Chief Executive Officer
6 Butler Street, Camberwell
VIC, 3124 Australia
+61-03-9882-6723